Draft of August 15, 2006

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                              SEATTLE GENETICS, INC
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    812578102
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                                    LEO KIRBY
                         667 MADISON AVENUE, 17TH FLOOR
                               NEW YORK, NY 10021
                                 (212) 521-2418
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 AUGUST 2, 2006
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages

                                  SCHEDULE 13D

CUSIP No. 812578102                                            Page 2 of 7 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Julian C. Baker
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        13,197,089
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    13,197,089
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,197,089
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------


                                Page 2 of 7 Pages

                                  SCHEDULE 13D

CUSIP No. 812578102                                            Page 3 of 7 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Felix J. Baker
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    20,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        13,197,089
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           20,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    13,197,089
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,217,089
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------


                                Page 3 of 7 Pages

      This Amendment No. 1 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the "Reporting Persons") to supplement the statements on
Schedule 13D previously filed by them, as heretofore amended. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Set forth below is the aggregate number of shares of Common Stock held, including shares that maybe acquired upon conversion of Preferred Stock and shares that maybe acquired upon the exercise of Warrants and Options, as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 51,013,878 shares outstanding, according to information received from the Company on August 14, 2006. Such percentage figures are calculated on the basis that the shares of Preferred Stock, Warrants and Options owned by the Reporting Persons are deemed converted into or exercised for shares of Common Stock but other outstanding shares of Preferred Stock, Warrants and Options are not deemed converted or exercised.

                                                               Percent of class
NAME                                        NUMBER OF SHARES     OUTSTANDING
----                                        ----------------     -----------
Baker Bros. Investments, L.P.                    340,622             0.6%
Baker Bros. Investments II, L.P.                 348,321             0.6%
Baker Biotech Fund I, L.P.                     4,594,087             7.9%
Baker Brothers Life Sciences, L.P.             7,345,904            12.6%
14159, L.P.                                       95,159             0.2%
Baker/Tisch Investments, L.P.                    472,996             0.8%
Felix J. Baker                                    20,000             0.0%
                                                  ------             ----
TOTAL                                         13,217,089            22.7%

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

The entities noted below are parties to a voting agreement contained in the Investors Rights Agreement referred to in Item 6 of the Schedule 13D previously filed on June 23, 2006. The parties to the voting agreement may be deemed to constitute a "group" for purposes of Section 13(d) of the Act. The Reporting Persons disclaim beneficial ownership of such shares held by such other persons, and such shares are excluded from the table above.

The following transactions in Common Stock were effected by the entities noted below during the fifty-three days preceding the filing of this statement. The transactions in common stock effected the fifty-fourth to sixtieth days are disclosed on the previous Schedule 13D filed on June 23, 2006. All transactions were effected in the over-the-counter market directly with a broker-dealer. None of the reporting Persons has effected any other transactions in Common Stock during this period.


                                Page 4 of 7 Pages


-------------------------------------------------------------------------------------------------
               NAME                     DATE       NUMBER OF SHARES    TRANSACTION   PRICE/ SHARE
-------------------------------------------------------------------------------------------------
Baker Biotech Fund I, L.P.            6/23/2006          8,639           Purchase       4.0674
-------------------------------------------------------------------------------------------------
Baker Brothers Life Sciences, L.P.    6/23/2006         26,145           Purchase       4.0674
-------------------------------------------------------------------------------------------------
14159, L.P.                           6/23/2006           563            Purchase       4.0674
-------------------------------------------------------------------------------------------------
Baker Biotech Fund I, L.P.            6/26/2006         34,216           Purchase       4.0016
-------------------------------------------------------------------------------------------------
Baker Brothers Life Sciences, L.P.    6/26/2006         103,552          Purchase       4.0016
-------------------------------------------------------------------------------------------------
14159, L.P.                           6/26/2006          2,232           Purchase       4.0016
-------------------------------------------------------------------------------------------------
Baker Biotech Fund I, L.P.            6/27/2006           354            Purchase       4.0299
-------------------------------------------------------------------------------------------------
Baker Brothers Life Sciences, L.P.    6/27/2006          1,072           Purchase       4.0299
-------------------------------------------------------------------------------------------------
14159, L.P.                           6/27/2006           24             Purchase       4.0299
-------------------------------------------------------------------------------------------------
Baker Biotech Fund I, L.P.            6/27/2006         31,943           Purchase       4.0368
-------------------------------------------------------------------------------------------------
Baker Brothers Life Sciences, L.P.    6/27/2006         96,673           Purchase       4.0368
-------------------------------------------------------------------------------------------------
14159, L.P.                           6/27/2006          2,084           Purchase       4.0368
-------------------------------------------------------------------------------------------------
Baker Biotech Fund I, L.P.            6/28/2006         77,345           Purchase       4.0174
-------------------------------------------------------------------------------------------------
Baker Brothers Life Sciences, L.P.    6/28/2006         233,645          Purchase       4.0174
-------------------------------------------------------------------------------------------------
14159, L.P.                           6/28/2006          5,010           Purchase       4.0174
-------------------------------------------------------------------------------------------------
Baker Biotech Fund I, L.P.            6/29/2006         20,340           Purchase       4.0768
-------------------------------------------------------------------------------------------------
Baker Brothers Life Sciences, L.P.    6/29/2006         61,443           Purchase       4.0768
-------------------------------------------------------------------------------------------------
14159, L.P.                           6/29/2006          1,317           Purchase       4.0768
-------------------------------------------------------------------------------------------------
Baker Biotech Fund I, L.P.             8/2/2006          7,683           Purchase      3.69908
-------------------------------------------------------------------------------------------------
Baker Brothers Life Sciences, L.P.     8/2/2006         23,576           Purchase      3.69908
-------------------------------------------------------------------------------------------------
14159, L.P.                            8/2/2006           541            Purchase      3.69908
-------------------------------------------------------------------------------------------------
Baker Biotech Fund I, L.P.             8/3/2006          6,040           Purchase       3.9967
-------------------------------------------------------------------------------------------------
Baker Brothers Life Sciences, L.P.     8/3/2006         18,535           Purchase       3.9967
-------------------------------------------------------------------------------------------------
14159, L.P.                            8/3/2006           425            Purchase       3.9967
-------------------------------------------------------------------------------------------------
Baker Biotech Fund I, L.P.             8/4/2006          5,798           Purchase       4.0498
-------------------------------------------------------------------------------------------------
Baker Brothers Life Sciences, L.P.     8/4/2006         17,793           Purchase       4.0498
-------------------------------------------------------------------------------------------------
14159, L.P.                            8/4/2006           409            Purchase       4.0498
-------------------------------------------------------------------------------------------------
Baker Biotech Fund I, L.P.             8/7/2006          9,350           Purchase       4.0341
-------------------------------------------------------------------------------------------------
Baker Brothers Life Sciences, L.P.     8/7/2006         28,692           Purchase       4.0341
-------------------------------------------------------------------------------------------------
14159, L.P.                            8/7/2006           658            Purchase       4.0341
-------------------------------------------------------------------------------------------------
Baker Biotech Fund I, L.P.             8/8/2006          2,416           Purchase       4.0478
-------------------------------------------------------------------------------------------------
Baker Brothers Life Sciences, L.P.     8/8/2006          7,414           Purchase       4.0478
-------------------------------------------------------------------------------------------------
14159, L.P.                            8/8/2006           170            Purchase       4.0478
-------------------------------------------------------------------------------------------------
Baker Biotech Fund I, L.P.             8/9/2006         51,819           Purchase        4.05
-------------------------------------------------------------------------------------------------
Baker Brothers Life Sciences, L.P.     8/9/2006         159,019          Purchase        4.05
-------------------------------------------------------------------------------------------------
14159, L.P.                            8/9/2006          3,648           Purchase        4.05
-------------------------------------------------------------------------------------------------
Baker Biotech Fund I, L.P.             8/9/2006         11,838           Purchase       4.0499
-------------------------------------------------------------------------------------------------
Baker Brothers Life Sciences, L.P.     8/9/2006         36,328           Purchase       4.0499
-------------------------------------------------------------------------------------------------
14159, L.P.                            8/9/2006           834            Purchase       4.0499
-------------------------------------------------------------------------------------------------
Baker Biotech Fund I, L.P.            8/10/2006           338            Purchase       4.0368
-------------------------------------------------------------------------------------------------
Baker Brothers Life Sciences, L.P.    8/10/2006          1,038           Purchase       4.0368
-------------------------------------------------------------------------------------------------
14159, L.P.                           8/10/2006           24             Purchase       4.0368
-------------------------------------------------------------------------------------------------
Baker Biotech Fund I, L.P.            8/10/2006           834            Purchase        4.03
-------------------------------------------------------------------------------------------------
Baker Brothers Life Sciences, L.P.    8/10/2006          2,559           Purchase        4.03
-------------------------------------------------------------------------------------------------
14159, L.P.                           8/10/2006           59             Purchase        4.03
-------------------------------------------------------------------------------------------------
Baker Biotech Fund I, L.P.            8/11/2006         34,745           Purchase       4.0291
-------------------------------------------------------------------------------------------------
Baker Brothers Life Sciences, L.P.    8/11/2006         106,622          Purchase       4.0291
-------------------------------------------------------------------------------------------------
14159, L.P.                           8/11/2006          2,446           Purchase       4.0291
-------------------------------------------------------------------------------------------------
Baker Biotech Fund I, L.P.            8/14/2006         12,080           Purchase        4.05
-------------------------------------------------------------------------------------------------
Baker Brothers Life Sciences, L.P.    8/14/2006         37,070           Purchase        4.05
-------------------------------------------------------------------------------------------------
14159, L.P.                           8/14/2006           850            Purchase        4.05
-------------------------------------------------------------------------------------------------
TOTAL                                                 1,298,248
-------------------------------------------------------------------------------------------------


                                Page 5 of 7 Pages

Exhibit 4. Agreement regarding the joint filing of this statement.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 2006

                                                     By:  /s/ Julian C. Baker
                                                          ----------------------
                                                          Julian C. Baker

                                                     By:  /s/ Felix J. Baker
                                                          ----------------------
                                                          Felix J. Baker



                                Page 6 of 7 Pages